July 24, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs and Mesdames:

Re: Cardero Resource Corp.

We have read the statements made by Cardero Resource Corp. in the attached copy of Change of Auditor Notice dated July 4, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated July 4th, 2012

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.